Exhibit 99.2

Kimber Resources Inc.
Management’s Discussion and Analysis
For the three month period ended September 30, 2012

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the three months ended September 30, 2012 compared to the three month period ended September 30, 2011 and covers information up to the date of this MD&A as stated below. This discussion should be read in conjunction with the attached condensed consolidated interim financial statements which are unaudited and have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This MD&A is dated November 8, 2012.

Introduction

Kimber’s strategy is to excel as an exploration and development company specializing in the discovery, definition and development of gold and silver deposits in Mexico, building mineral resources and advancing projects into valuable assets capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber’s principal asset is the Monterde project, which is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project towards a production decision.

An independent updated Preliminary Economic Assessment for Monterde, prepared in accordance with the reporting requirements of National Instrument 43-101, was filed on SEDAR on July 25, 2011 and was filed on EDGAR on July 28, 2011. An updated resource estimate for the Carmen deposit was announced on October 24, 2012.

The condensed consolidated interim financial statements for the three months ended September 30, 2012 and 2011 are prepared on a going-concern basis, which assumes Kimber will continue operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of debt or securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned.

Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain a profitable level of operations. Kimber has incurred losses since inception, has an accumulated deficit of $27,390,995 as at September 30, 2012 and incurred a net loss for the three months ended September 30, 2012 of $798,120. These conditions may raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the statement of financial position.

The condensed consolidated interim financial statements for the three months ended September 30, 2012 and 2011 do not include any adjustments to the carrying value of assets and liabilities, and changes to statements of financial position classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE MKT under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations

Three months ended September 30, 2012

Kimber’s net loss and comprehensive loss for the three months ended September 30, 2012 was $798,120 or $0.01 per common share compared with a net loss and comprehensive loss of $758,187 or $0.01 loss per share for the three months ended September 30, 2011.

During the three months ended September 30, 2012 Kimber incurred expenditures of $990,971 on its mineral properties which have been capitalized, $111,604 for property acquisition and tax payments and exploration and evaluation expenditures of $879,367. Exploration and evaluation activity during the three months ended September 30, 2012 was on the Monterde project.

This compares to expenditures during the three months ended September 30, 2011 of $3,589,327 on its mineral properties; $55,218 for property acquisition payments and exploration and evaluation expenditures of $3,534,109.

Exploration and evaluation expenditures on the Monterde project decreased in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 due to a drilling program which started in January 2011 and resulted in drilling costs of $2,011,340 in the quarter ended September 30, 2011, together with related assay, geological and other costs.

A summary of mineral interests for the current and comparable period is included in the table below:

	Three months	Three months
	ended	ended
	September 30,	September 30,
	2012	2011
Mineral interests
Property acquisition and taxes	$111,604	$55,218
Exploration and evaluation	879,367	3,534,109
Total expenditures	$990,971	$3,589,327

Exploration and evaluation, by location
Monterde	$879,367	$3,534,109
Total expenditures	$879,367	$3,534,109

Monterde expenditures included
Assays	$576	$450,046
Drilling	-	2,011,340
Engineering	127,812	315,063
Environmental study	103,676	23,464
Field Office	119,693	160,417
Geological, geophysical	193,163	216,126
Metallurgy	38,876	52,459
Supplies	70,083	98,104
Travel and accomodation	78,085	42,246
Other categories	147,403	164,844
Total Monterde expenditures	$879,367	$3,534,109

Monterde expenditures

Semi-annual concession taxes in the amount of $111,604 were paid in July for the Monterde, Setago and Pericones properties. Concession taxes increases are based on the age of the concession and also general increases mandated by the Mexican government.

Kimber did not undertake any drilling during the three months ended September 30, 2012. Drilling costs were $2,011,340 for the three months ended September 30, 2011. The final results of Kimber’s latest drilling program were announced in May 2012. The drill program was designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes.

Engineering costs were $127,812 for the three months ended September 30, 2012 compared to $315,063 for the three months ended September 30, 2011. The previous period costs were higher as a result of the updated technical reports, including the updated Preliminary Economic Assessment, prepared during 2011 and filed on SEDAR on July 25, 2011 and filed on EDGAR on July 28, 2011.

Environmental study costs were $103,676 for the three months ended September 30, 2012 compared to $23,464 for the three months ended September 30, 2011. Increased environmental study costs during the three months ended September 30, 2012 were due to environmental baseline studies, and reports and permit costs required for planned future exploration and development programs as Kimber continued to advance the Monterde project.

Administration costs

Salary and benefit expenses include share based compensation charges. Salary and benefit expenses were $347,748 during the three months ended September 30, 2012 compared to $321,655 for the three months ended September 30, 2011.

  Salary and benefits expenses net of share based compensation charges were $221,486 for the three months ended September 30, 2012 compared to $171,938 for the three months ended September 30, 2011. The increase in costs was attributable to increases in management salaries and an increase in director fees effective January 1, 2012.

  Non-cash share based compensation charges were $126,262 for the three months ended September 30, 2012 compared to $149,717 for the three months ended September 30, 2011.
  Current period charges were lower due to the reversal of charges for unvested options that expired during the three months ended September 30, 2012.

Legal, consulting and audit costs were $63,960 for the three months ended September 30, 2012 compared to $167,945 in the comparative period. The comparable period costs include additional consulting fees relating to general advisory services.

Investor relations and shareholder communications expenses were $13,092 for the three months ended September 30, 2012 compared to $52,730 for the three months ended September 30, 2011. Costs for the comparable period were attributable to an increase in activity, including the production and airing of a company video clip, increased online advertising and increased news release preparation and dissemination.

Office, insurance and miscellaneous expenses were $71,995 for the three months ended September 30, 2012 compared to $70,222 for the three months ended September 30, 2011. The main component of these costs related to business insurance. Insurance costs included in the above total were $23,553 for the three months ended September 30, 2011 compared to $30,227 for the three months ended September 30, 2011. The decrease in insurance costs was due primarily to a reduction in the annual premium for director’s and officer’s liability insurance. Fees for the current period are comparable to those incurred during the comparable period.

Transfer and filing fees were $35,114 for the three months ended September 30, 2012 compared to $39,009 for the three months ended September 30, 2011. Transfer and filing fees includes fees paid to Kimber’s transfer agent and annual listing fees paid to the Toronto and NYSE MKT stock exchanges. Fees for the current period are comparable to those incurred during the comparable period.

Finance expenses were $149,755 for the three months ended September 30, 2012 compared to $480 for the three months ended September 30, 2011. During the current period Kimber obtained a $3 million credit facility from Sprott Resource Lending Partnership (“SRLP”) as noted below under ‘Financings”. The financing expenses for the three months ended September 30, 2012 included a $50,000 structuring fee to SRLP, legal fees of $75,033, interest of $85,808 and bonus shares with a value of $180,000.

General exploration costs were $70,599 for the three months ended September 30, 2012 compared to $27,498 for the three months ended September 30, 2011. These costs include expenditures incurred on the Pericones and Setago properties during both periods which are no longer being capitalized in addition to costs associated with investigating new projects.

Kimber recorded a gain from foreign exchange of $2,887 during the three months ended September 30, 2012 compared to a loss of $49,003 in the three months ended September 30, 2011. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Summary of Quarterly Results December 31, 2010 to September 30, 2012
(In accordance with IFRS)

	Q1	Q4	Q3	Q2
	Sep30/12	Jun30/12	Mar31/12	Dec31/11
Interest income	$4,414	$6,214	$9,751	$17,693
Net loss and comprehensive loss	$(798,120)	$(967,570)	$(987,341)	$(843,543)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Q1	Q4	Q3	Q2
	Sep30/11	Jun30/11	Mar31/11	Dec31/10
Interest income	$30,262	$15,883	$18,980	$3,415
Net loss and comprehensive loss	$(758,187)	$(790,470)	$(893,431)	$(636,504)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in expenditures are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments (currently low-risk Canadian and U.S. government treasury bills) classified as cash. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At September 30, 2012, Kimber had working capital of $953,080 (June 30, 2012; $2,420,521). The change in working capital for the three months ended September 30, 2012 is primarily the result of an increase in cash to $3,243,287 (June 30, 2012; $1,546,363), a decrease in trade and other receivables to $906,037 from $1,417,756 offset by an increase in current liabilities including the debt financing with SRLP of $2,758,089.

Cash Flows

Kimber has generated cash inflows from selling its shares either through financings, debt issuance, or the exercise of outstanding stock options and warrants. There is a risk that future financings will not be possible and that options and warrants may not be exercised if Kimber’s share price falls below the exercise price. During the three months ended September 30, 2012 Kimber incurred debt financing with SRLP.

Trade and other receivables were $906,037 at September 30, 2012 compared to $1,417,756 at June 30, 2012. The decrease was due to the receipt of IVA refunds during the three months ended September 30, 2012, totalling $598,596.

As at September 30, 2012, all trade and other receivables are aged within one year. At the date of this MD&A, management believes that the full amount of the IVA is recoverable.

Prepaid expenses were $105,723 at September 30, 2012 compared to $279,229 at June 30, 2012. The decrease was due primarily to expensing financing fees relating to the SRLP financing of $125,033. Prepaid expenses include amounts for annual insurance premiums, annual stock exchange listing fees and annual software licensing fees.

Kimber made equipment purchases of $14,115 during the three months ended September 30, 2012 compared to $66,922 for the three months ended September 30, 2011. The main component of the current additions was for additional computer equipment of $7,184.

Property acquisition costs of $111,604 were incurred for semi-annual concession taxes during the three months ended September 30, 2012. For the three months ended September 30, 2011 property acquisition costs totaled $55,218. The increase in concession taxes was due to increases in the concessions rates.

Kimber received proceeds of $3,000,000 under a loan credit facility as described below under financings.

Financings

On July 18, 2012, Kimber announced that it had entered into a $5 million bridge loan credit facility with Sprott Resources Lending Partnership (“ SRLP”). The facility is at an interest rate of 12% per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a $2 million drawdown which can be made within 120 days thereafter. The term of the facility is one year, which may be extended for an additional six months, subject to the facility being in good standing, and on payment of an extension fee in the amount of 3% of the amount drawn down. SRLP was paid a structuring fee in the amount of $50,000. In consideration of the drawdown Kimber was obligated to make a share bonus payment of $180,000 being 6% of the advance. On September 10, 2012 285,689 shares were issued to SRLP and its nominees in respect of the share bonus payment.

On July 26, 2011, Kimber announced that it had closed a bought deal private placement of 5,060,000 common shares that were issued at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds.

During the three months ended September 30, 2012, no stock options were exercised (September 30, 2011; $71,456) and no warrants were exercised (September 30, 2011; $6,750).

Contractual Obligations

Kimber has a short-term loan with SRLP. Kimber is obligated to pay monthly interest payments at an interest rate of 12% per annum. The term of the loan is one year with the option to extend for an additional six months subject to the facility being in good standing, and the payment of an extension fee in the amount of 3% of the amount drawn down.

Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease which expires on March 31, 2013. Kimber is obligated to make basic rent payments under its operating lease in the six months ended March 31, 2013 totalling $62,235. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at October 31, 2012 Kimber had cash and cash equivalents totaling approximately $2,700,000.

Management reviews cash expenditures on an ongoing basis, and will be seeking to obtain additional financing.

There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. Current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

There were no related party transactions during the period.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at September 30, 2012, the Monterde property is comprised of 35 mineral concessions covering 29,296 hectares and which extend 37 kilometres along the trend of mineralization.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Veta Minitas and Carotare. Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

Monterde – Carmen
The Carmen deposit is the main deposit located to date on the Monterde property. The Carmen deposit has been exploited in historic underground workings. Kimber has completed a number of exploration programs on the deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource.

Monterde - Veta Minitas
Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource.

Monterde – Carotare
The Carotare zone of mineralization is located two kilometres west of the Carmen Deposit.

Monterde – Preliminary Economic Assessment
An updated Preliminary Economic Assessment prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber, was filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011.

Monterde – Carmen - Updated Resource Estimate.
An updated resource estimate for the Carmen deposit was announced on October 24, 2012.

Kimber holds mineral rights to the Pericones property in the State of Estado de Mexico, Mexico and holds mineral rights to the Setago property in the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

Pericones
Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. The 100% owned Pericones property covers 11,890 hectares.

Setago
The 100% owned Setago Property, which consists of three concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde.

Technical Information and Qualified Persons

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on Kimber’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of David Hembree, Professional Registered Geologist, Vice President Exploration of Kimber, a Qualified Person under NI 43-101.

Safety

Kimber continues to encourage a safe work environment. Safety meetings are held and first aid instruction is provided. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the three months ended September 30, 2012.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Capital Management

The capital structure of Kimber consists of equity attributable to common shareholders comprising issued capital, share option reserve, warrant reserve and deficit. Total capital as at September 30, 2012 was $61,493,958 (June 30, 2012; $61,985,816). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to maintain adequate capital resources to safeguard Kimber’s ability to continue as a going concern, to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, to maintain and enhance investor, creditor and market confidence to sustain future development of the business, and to provide returns to shareholders and benefits for other stakeholders.

Fair value of Financial Instruments

Kimber has designated its cash and cash equivalents as loans and receivables, which are measured at fair value. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework.

Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Financial Risk Exposure and Risk Management

Kimber is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and trade and other receivables. The maximum risk exposure is limited to their carrying amounts at the statement of financial position date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Trade and other receivables consist primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its trade and other receivables.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1	1-3	3-12
	month	months	months	Total
At September 30, 2012
Trade and other payables	$249,788	$294,090	$0	$543,878
Loan	$0	$0	$3,000,000	$3,000,000

At June 30, 2012
Trade and other payables	$534,554	$288,273	$0	$822,827

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and evaluation and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

Kimber’s monetary assets are held in Canadian dollars, United States dollars and Mexican pesos. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

Three months ended September 30,
	2012	2011
Change in Loss
United States dollars	$347	$49,387
Mexican pesos	$38,412	$58,178

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at September 30, 2012.

Critical accounting policies and estimates

A discussion of Kimber’s significant accounting policies is contained in Note 3 to the condensed audited consolidated financial statements for the year ended June 30, 2012.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Directors and are discussed below.

Measurement Uncertainties

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to share-based compensation, impairment of mineral interests, recoverability of trade and other receivables, valuation of deferred income tax amounts and amortization. Actual results could differ from those estimates.

Mineral Interests

Mineral interest acquisition costs, exploration, evaluation and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned. Management reviews the carrying amounts of mineral interests on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the interests. Management’s assessment of the mineral interest’s fair value is also based upon a review of other mineral interest transactions that have occurred in the same geographic area as that of the interests under review. Administration costs and other exploration costs that do not relate to a specific mineral interest are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral interests. Interests acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber would be netted against the deferred costs of the related mineral interests, with any excess being included in operations. No option payments were received during the three months ended September 30, 2012 and year ended June 30, 2012.

Internal Control over Financial Reporting
Kimber’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the US Securities Exchange Act of 1934.

Kimber’s ICFR includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Kimber’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Kimber’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, due to fraud or collusion or that the degree of compliance with the policies or procedures may deteriorate.

For the three months ended September 30, 2012, the Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Kimber’s financial statements prepared in accordance with IFRS. Kimber’s management designed ICFR using the Internal Control Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. There has been no change in ICFR during the three months ended September 30, 2012 that has materially affected, or is reasonably likely to materially effect, the Company’s ICFR.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining for Kimber disclosure controls and procedures (“DC&P”) as those terms are defined in National Instrument 52-109 Certification of Disclosures in the Issuer’s Annual and Interim Filings and as defined in the US Securities Exchange Act of 1934.

For the three months ended September 30, 2012, the Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, DC&P to provide reasonable assurance that material information relating to Kimber is made known to them by others and that information required to be disclosed by the issuer under their supervision in its annual filings, interim filings and other reports filed or submitted by Kimber under securities legislation is recorded, processed, summarized and reported within time periods specified in securities legislation.

Outstanding Share Data

Kimber has one class of shares at September 30, 2012 and at November 8, 2012. At September 30, 2012 Kimber had 82,745,626 shares issued and 93,004,941 outstanding on a fully diluted basis. At November 8, 2012 Kimber had 82,745,626 shares issued and 92,714,941 outstanding on a fully diluted basis.

Kimber has a stock option plan and at September 30, 2012 there were 5,186,515 options to purchase shares outstanding. Of the 5,186,515 options to purchase shares granted to employees, directors and consultants, options to purchase 3,976,515 shares had vested.

Kimber had 5,072,800 warrants to purchase shares outstanding as at September 30, 2012. Out of this total 4,528,750 warrants with an exercise price of $1.80 expire on December 23, 2012 and 544,050 warrants with an exercise price of $1.40 expire on December 23, 2012.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed in the notes to the financial statements and in the Form 20-F.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances. Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete, but not exhaustive, list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR and our current Form 20-F is also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our 20-F (our Annual Information Form), along with other risks and uncertainties.

Industry Risks

  Mineral resource exploration and development is a high risk, speculative business.

  Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on its financial condition and operations.

  Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.

  Exploration activities are subject to geologic uncertainty and inherent variability.

  The quantification of mineral resources is based on estimates and is subject to great uncertainty.

  The current events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular. These events may negatively impact Kimber.

  Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Company Risks

  Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

  Kimber’s exploration efforts may be unsuccessful in locating viable mineral resources.

  If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.

  If Kimber’s mineral resource estimates are not indicative of the actual gold and silver that can be mined, the mineable gold and silver that can be recovered from the Carmen deposit may be less than the mineral resource estimate and the Carmen deposit may not be a viable project.

  Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

  Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s common shares to decline.

  Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

  Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.

  Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.

  Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

  Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

  The Monterde Property is located in the Sierra Madre Mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Continuing increased rainfall may result in increased costs and delays in operations.

  Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

  Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.

  Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

  Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.

  Future sales of Kimber’s common shares into the public market by holders of Kimber options and warrants may lower the market price, which may result in losses to Kimber’s shareholders.

  Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

  Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.

  Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

  A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.